July 25, 2005

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn: Mark P. Shuman
      Branch Chief - Legal

      Re:   Conversion Services International, Inc.
            Revised Schedule 14A filed July 14, 2005
            File No. 0-27519
            Amendment No. 1 to Form 10-KSB

Ladies and Gentlemen:

      On behalf of Conversion Services International, Inc. (the "Company"), we are electronically transmitting herewith one conformed copy of the first amendment to the Annual Report on Form 10-KSB (the "Annual Report"). Marked courtesy copies of this filing are being sent via overnight mail to Barbara Jacobs and Daniel Lee.

      This letter is being filed in response to the Staff's comments to the Preliminary Proxy filed July 14, 2005. The Staff's comments are set forth in a letter from Mark P. Shuman, Branch Chief, addressed to Scott Newman, President and Chief Executive Officer of the Company, dated July 15, 2005.

      This letter addresses each of your comments in your correspondence point by point. To facilitate your review, this letter has been organized with headings and references identical to your correspondence.

1. We have no further comments on your Schedule 14A. As previously discussed in a telephone conversation with Lawrence Metz, General Counsel, however, please be advised that we are evaluating and may provide comments with respect to your accounting treatment for and the related disclosure in your filings about the secured convertible term note you issued to Laurus on August 16, 2004. The funds related to the note are reflected as restricted cash in the balance sheets included in your subsequent periodic reports. However, per the restricted account agreement, it appears that the funds are not within your control having been deposited into a bank account that is within the "sole dominion and control" of Laurus.

      The disclosure throughout the Annual Report has been modified to reflect that the funds can be only used for acquisitions that are approved by Laurus.

2. We note that information to be furnished to your stockholders in connection with the mailing of your proxy statement pursuant to Rule 14a-3 under the
Exchange Act may include information from your Form lO-K for the year ended December 31, 2004. In consideration of this fact, we note your disclosure on page 13 of your Form lO-K regarding the $5 million secured convertible note and your statement that, as a result of the note, Laurus has made available to you $5 million for acquisitions. We further note your later statement that "the proceeds of this loan are restricted for: use for approved acquisition[s]." As a result, your disclosure does not appear to adequately reflect the arrangement for the funds described in our prior comment above. The referenced disclosure conveys the impression that the proceeds from the note (minus the approximately $750,000 for fees and costs) have been provided to you and are within some measure of dominion and control by you subject to Laurus' approval for acquisitions. Please revise your disclosure to adequately describe the arrangement under the restricted account agreement. We note similar disclosure in your liquidity and capital resources discussion as well as your notes to your financial statements. Additionally, it appears that you may never make use of the funds in this account and that possibility should be expressly disclosed when you refer to these funds.

      See response Number "1" above.

3. It does not appear that the restricted account agreement has ever been filed as an exhibit. In light of the fact that the agreement governs the terms under which you may receive the funds, the agreement appears to meet the requirements of Item 601(b)(10) for filing a material agreement as an exhibit. Please file the restricted account agreement.

      The restricted account agreement has been filed as Exhibit 10.19 with the Amendment No. 1 to the Annual Report.

      Any questions or comments should be directed to the undersigned.

      Kindly acknowledge receipt of the foregoing by stamping the enclosed copy of this letter and returning it in the envelope provided.

                                         Very truly yours,


                                         /s/ Scott Newman
                                         ----------------------------
                                         Scott Newman
                                         President and Chief Executive Officer

cc:   Ms. Barbara Jacobs
      Mr. Daniel Lee
      Lawrence F. Metz, Esq.
      Stuart Neuhauser, Esq.
      Sarah E. Williams, Esq.